BC FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Veris Gold Corp.
900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2. Date of Material Change

The date of the material change is April 12, 2013

3. News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:	April 12, 2013

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4. Summary of Material Change

Veris Gold Corp. (the “Company”) announces $10 million loan.

5. Full Description of Material Change

The Company announces that it has secured financing in the form of an eight-month senior unsecured promissory note (the “Note”) with a principal sum of US$10,000,000 (the “Principal”). In connection with the Note, the Company will issue 3,400,000 common share purchase warrants (the “Warrants”). The Warrants will have an exercise price of US$1.80 per Warrant and will expire five years from the date hereof.

The Company intends to use the proceeds to complete development of the Starvation Canyon Mine and to start underground development of the Saval 4 portal, both located on its Jerritt Canyon property in Nevada. Starvation Canyon Mine commenced production on April 6, 2012 at approximately 300 tonnes per day; with funds from the Note, additional development will be completed to increase production to the targeted 600 tonnes per day by the end of June. Saval 4 development is scheduled to commence in May 2013 and this zone is expected to deliver an average of 300 tons per day in the second half of 2013, bringing the total for the SSX mining complex to 1,500 tons per day. Pre-production development is expected to be approximately $1 million. The increased production at Jerritt Canyon from Starvation Canyon and Saval 4 will provide additional revenues and cash flow to the Company.

The Note will bear interest at a rate of 9% per annum and will mature eight months from the closing date (the “Maturity Date”). From and after the Maturity Date or at the election of the Lender after an Event of Default (as defined in the Note) whether or not the maturity has been accelerated, the Note will bear interest at a rate of 1.75% per month, and at the option of the Lender, the Principal may be converted into common shares of the Company (the “Conversion Shares”) based on a conversion price equal to the greater of (a) CDN$0.75 and (b) the Market Price (as defined in the TSX Company Manual) of the Company’s common shares discounted by 5% per Conversion Share (the “Conversion”). The ability of the Lender to exercise its option to convert the Principal into common shares remains subject to TSX approval at the time of the Conversion.

The Company also paid a finder’s fee equal to 4% of the aggregate gross proceeds to Casimir Capital Ltd. (“Casimir”) in connection with the Note transaction, and also issued Casimir 100,000 common share purchase warrants with an exercise price of $1.85 and a term of two years from the closing date of the Note financing.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8. Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Shaun Heinrichs/Randy Reichert, Co-CEOs
Bus. Tel:	(604) 688-9427

9. Date of Report

Dated at Vancouver, BC this 15th day of April, 2013.

/s/ Shaun Heinrichs
Shaun Heinrichs, CFO